News Release TSX-V: PDO 11-17 October 13, 2011

PORTAL ADDS TO CORE AREA HOLDINGS IN WEST CENTRAL SASKATCHEWAN THROUGH THE PURCHASE OF PRODUCTION AND EXPLORATION ASSETS

Portal Resources Ltd. (TSX Venture Exchange: PDO) (Frankfurt: P5H) is pleased to announce that it has signed a Purchase and Sale Agreement (P&SA) for the acquisition of production and assets from an intermediate NYSE listed oil producer for $9.1 million.  The assets are located in West Central Saskatchewan and produced 365 boe/day during the month of August. The effective date of the transaction is August 1, 2011.

The acquisition includes a 100% working interest in 19 sections (13,340 acres) of land, two sections (1,280 acres) of gross overriding royalty lands, approximately 20 sections of proprietary 3D seismic and 125 line km of proprietary 2D seismic. There are 38 wellbores on the property.  Oil is produced to single well batteries (tanks) and natural gas production (non-associated) is tied into approximately 30 km of natural gas pipeline and infrastructure included in the transaction.

The current production from the property is approximately 65% heavy oil (12° API) with 35% being non-associated sweet gas.  A third party engineering report completed by McDaniel & Associates Consultants Ltd. of Calgary, Alberta dated December 31, 2010, internally adjusted for year to date production, indicates a property wide total proved reserves estimated to be 397 thousand stock tank barrels of oil equivalent (Mstboe) with proved plus probable reserves of 711 Mstboe.  Acquisition metrics based on these estimates are attractive at $25,000 per flowing boe/d, $33.60 per barrel on a proved developed producing reserve basis and $12.90 per barrel on a proven plus probable reserve basis. An updated engineering report reflecting the effective date of the acquisition is being prepared.

The existing oil pool being purchased (McLaren formation) has cumulative production of approximately 1.6 MMstboe.  Portal’s internal evaluation of the asset indicates the potential to increase its value in a meaningful way through an increased inventory of seismically defined infill, step-out and exploratory drilling locations.

“This acquisition greatly expands our land position in this core area of focus and our team sees the potential for both near term daily production increases through a series of restarts and workovers as well as the potential to expand the overall reserve base on the project through further development. Coupled with the attractive acquisition metrics it is our belief that this project and our holdings in this region will provide a solid platform from which to grow,” stated David Hottman, President & CEO.

The effective date of the transaction is August 1, 2011 with a closing date scheduled for November 30, 2011. An initial payment of $500,000 has been made in accordance with the terms and conditions of the P&SA.  This transaction is subject to TSX Venture Exchange approval and financing.

Additional information will be released as it becomes available.

Portal Resources is focused on the exploration and development of oil and gas in Western Canada. Please refer to the Company’s website for additional information at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

This press release contains certain forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "predict" and "potential" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These forward-looking statements are made as of the date of this press release and the Company does not undertake to update any forward-looking statements that are contained in this press release, except in accordance with applicable securities laws.

The term “barrels of oil equivalent” (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (6 Mcf) to one barrel (1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”